Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Tesco Corporation for the registration of common shares, preferred shares, warrants and units and to the incorporation by reference therein of our reports dated March 4, 2016, with respect to the consolidated financial statements and schedule of Tesco Corporation, and the effectiveness of internal control over financial reporting of Tesco Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Houston, Texas
May 10, 2016